UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Semiannual Period Ended June 30, 2018

GROUNDFLOOR FINANCE INC.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10753

Georgia	46-3414189
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

75 5th Street NW, Suite 2070 Atlanta, GA (Address of principal executive offices)	30308 (Zip Code)

(404) 850-9225
Registrant’s telephone number, including area code

Limited Recourse Obligations
(Title of each class of securities issued pursuant to Regulation A)

Semi Annual Financial Supplement

File No. 024-10753

PART II

OFFERING CIRCULAR

Groundfloor Finance Inc.

Dated: August 10, 2018

This supplemental filing to the offering circular of Groundfloor Finance Inc. (the “Company,” “we,” “us,” or “our”), dated December 29, 2017, as qualified on January 4, 2018, and as may be amended and supplemented from time to time (the “Offering Circular”), to add, update and/or replace information contained in the Offering Circular and to include unaudited condensed consolidated financial statements. Unless otherwise defined below, capitalized terms used herein shall have the same meanings as set forth in the Offering Circular. See “Incorporation by Reference of Offering Circular” below.

We make Limited Recourse Obligations (the “LROs”) available for investment on our web-based investment platform www.groundfloor.com (the “Groundfloor Platform”). Our principal offices are located at 75 Fifth Street, NW, Suite 2170, Atlanta, GA 30308. The phone number for these offices is (404) 850-9225. Our mailing address is PO Box 79346, Atlanta, GA 30357.

We will issue the LROs in distinct series, each corresponding to a real estate development project (each, a “Project”) financed by a commercial loan from us (each, a “Loan”). The borrower for each Project is a legal entity (the “Borrower”) that owns the underlying property and has been organized by one or more individuals (each, a “Principal”) that own and operate the Borrower.

The LROs are unsecured special, limited obligations of the Company. The LROs are not listed on any national securities exchange or on the over-the-counter inter-dealer quotation system. There is no market for the LROs. Our obligation to make payments on a LRO is limited to an amount equal to each holder’s pro rata share of amount of payments, if any, actually received on the corresponding Loan, net of certain fees and expenses retained by us. Summaries” of the Offering Circular, as amended hereby, for the specific terms of the LROs covered by this PQA.

We do not guarantee payment of the LROs in the amount or on the time frame expected. The LROs are not obligations of the Borrowers or their Principals, and we do not guarantee payment on the corresponding Loans. We have the authority to modify the terms of the corresponding Loans which could, in certain circumstances, reduce (or eliminate) the expected return on your investment. See the “General Terms of the LROs—Administration, Service, Collection, and Enforcement of Loan Documents” section on page 106 of the Offering Circular.

The LROs are speculative securities. Investment in the LROs involves significant risk, and you may be required to hold your investment for an indefinite period of time. You should purchase these securities only if you can afford a complete loss of your investment. See the “Risk Factors” section on page 12 of the Offering Circular.

Generally, no sale may be made to you in this offering to the extent that the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(c) of Regulation A. For general information on investing, we encourage you to refer to  www.investor.gov .

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

Incorporation by Reference of Offering Circular

The Offering Circular, including this supplement, is part of an offering statement (File No. 024-10753) that we filed with the SEC. We hereby incorporate by reference into this supplement all of the information contained in the following:

1.	Part II of the Offering Circular, including the form of LRO Agreement beginning on page LRO-1 thereof to the extent not otherwise modified or replaced by offering circular supplement and/or post-qualification amendment; and
2.	Post-Qualification Amendment No. 6 to the Offering Circular.

Note that any statement that we make in this supplement (or have made in the Offering Circular) will be modified or superseded by any inconsistent statement made by us in a subsequent offering circular supplement or post-qualification amendment.

Offering Circular Amendments

The Offering Circular is supplemented as follows:

Summary Financial Information

The following information updates and replaces the information in the section titled “Summary Financial Information” beginning on page 10 of the Offering Circular:

The unaudited condensed consolidated statements of operations data set forth below with respect to the six months ended June 30, 2018 and 2017 are derived from, and are qualified by reference to, the unaudited condensed consolidated financial statements included in this Offering Circular and should be read in conjunction with those unaudited condensed consolidated financial statements and notes thereto.

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	Six Months Ended June 30, 2018	Six Months Ended June 30, 2017
Operating revenue:
Origination fees	$415,741	$366,798
Servicing fees	416,892	175,972
Total operating revenue	832,633	542,770
Net interest income (expense):
Interest income	1,229,386	1,114,627
Interest expense	(1,008,149)	(852,461)
Net interest income (expense)	221,237	262,166
Net revenue	1,053,870	804,936
Cost of revenue	(158,378)	(117,587)
Gross profit	895,492	687,349
Operating expenses:
General and administrative	971,678	463,718
Sales and customer support	1,012,967	666,163
Development	259,812	291,742
Regulatory	168,154	257,738
Marketing and promotions	916,830	669,464
Total operating expenses	3,329,441	2,348,825
Loss from operations	(2,433,949)	(1,661,476)
Interest expense	411,413	314,997
Net loss	$(2,845,362)	$(1,976,473)

Our consolidated financial statements for the period ended December 31, 2017, included in this Offering Circular, include a going concern note from our auditors. Since our inception, we have financed our operations through debt and equity financings. We intend to continue financing our activities and working capital needs largely from private financing from individual investors and venture capital firms until such time that funds provided by operations are sufficient to fund working capital requirements.

Risk Factors

The following risk factors are added or replaced in their entirety, as applicable:

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We have incurred net losses in the past and expect to incur net losses in the future. If we become insolvent or bankrupt, you may lose your investment.

We have incurred net losses in the past, and we expect to incur net losses in the future. Our accumulated deficit was $14.4 million and $11.5 million as of June 30, 2018 and December 31, 2017, respectively. We have not been profitable since our inception, and we may not become profitable. In addition, we expect our operating expenses to increase in the future as we expand our operations. If our operating expenses exceed our expectations, our financial performance could be adversely affected. If our revenue does not grow to offset these increased expenses, we may never become profitable. In future periods, we may not have any revenue growth or our revenue could decline. Our failure to become profitable could impair the operations of the Groundfloor Platform by limiting our access to working capital required to operate the Groundfloor Platform. If we were to become insolvent or bankrupt, it is likely that we would default on our payment obligations under the LROs, and you may lose your investment.

Capitalization

The following information updates and replaces the information in the section titled “Capitalization” on page 75 of the Offering Circular:

The following tables reflect our capitalization as of June 30, 2018 and December 31, 2017. The tables are not adjusted to reflect the subsequent closings of any financings. The historical data in the tables is derived from and should be read in conjunction with our unaudited condensed consolidated financial statements included in this Offering Circular. You should also read this table in conjunction with the section entitled “Management Discussion and Analysis.”

	Amounts Outstanding as of June 30, 2018	Amounts Outstanding as of December 31, 2017
Stockholders’ Deficit:
Common stock, no par value	$22,449	$22,449
Preferred stock, no par value	7,571,526	7,571,526
Additional paid-in capital	4,659,603	712,314
Less: Stock subscription receivable	(560)	(560)
Accumulated deficit	(14,375,215)	(11,529,853)
Total stockholders’ deficit	$(2,122,197)	$(3,224,124)

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Principal Shareholders

The following information updates and replaces the information in the section titled “Principal Shareholders” on page 80 of the Offering Circular:

Groundfloor Capital Stock

The table below sets forth information as of July 31, 2018 with respect to ownership of our common stock (on the basis of total shares outstanding as well as with respect to shares deemed to be beneficially owned, including shares issuable upon exercise of outstanding stock options and upon conversion of outstanding preferred stock) and of our preferred stock (on the basis of each individual series as well as total shares outstanding) by (i) each of our executive officers for fiscal year 2017 who beneficially owns 10% or more of the outstanding shares of any class of capital stock, (ii) each person or entity who beneficially owns 10% or more of the outstanding shares of each class (or series within a class) of capital stock, and (iii) all of our current directors and executive officers as a group. Except as otherwise noted, the mailing address for each shareholder is 75 Fifth Street, NW, Suite 2170, c/o Groundfloor Finance Inc., Atlanta, GA 30308. All of the outstanding stock options have been issued pursuant to the Groundfloor Finance Inc. 2013 Stock Option Plan (the “2013 Plan”). Except for options granted pursuant to this stock option plan and the preemptive rights under the Investors’ Rights Agreement (as defined below), no options, warrants or other rights to purchase our securities are held by any person.

	Common Stock						Preferred Stock
Name and Address of Beneficial Owner	Outstanding Shares		% of Class(1)	Total Beneficially Owned Shares(2)		% of Class(3)	Shares of Series Seed(4)		% of Series Seed(5)	Shares of Series A(4)		% of Series A(6)	Preferred Outstanding	% of Class
Brian Dally	550,000	(7)	35.0%	550,000		19.1%	—		—	—		—	—	—
Nick Bhargava	450,000	(8)	28.6%	450,000		15.6%	—		—	—		—	—	—
Sergei Kouzmine(9)	—		—	635,277		22.0%	—		—	635,277		85.0%	635,277	48.3%
Michael Olander(10)	—		—	102,134	(11)	3.6%	90,384	(12)	15.9%	14,961		2.0%	105,345	8.0%
Directors and Executive Officers as a Group (6 persons)	1,000,000		63.6%	1,800,270	(13)	60.8%	129,738	(14)	22.8%	660,762	(15)	88.4%	790,500	60.1%

(1)	Based upon 1,570,844 shares of common stock outstanding on July 31, 2018.

(2)	The securities “beneficially owned” by an individual are determined in accordance with the definition of “beneficial ownership” set forth in the regulations of the SEC. Accordingly, they may include securities owned by or for, among others, the spouse and/or minor children of the individual and any other relative who resides in the home of such individual, as well as other securities as to which the individual has or shares voting or investment power or has the right to acquire within 60 days of July 31, 2018 under outstanding stock options or convertible shares of preferred stock.

(3)	Based upon 1,570,844 shares of common stock outstanding on July 31, 2018 in addition to 790,164 shares beneficially owned by our directors and officers, including 13,894 shares subject to options exercisable within 60 days of July 31, 2018 and 776,270 convertible shares of preferred stock deemed outstanding for the purposes of this calculation.

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(4)	Pursuant to our Second Amended and Restated Certificate of Incorporation (the “Certificate”), shares of Series Seed and Series A Preferred Stock are convertible into common stock at the option of the holder, currently on a one-to-one basis (subject to adjustment pursuant to weighted average price protection anti-dilution provisions set forth in the Certificate). Pursuant to the Investors’ Rights Agreement, each Series Seed Investor and Series A Investor (each as defined below) has a right of first refusal to purchase such holder’s pro rata share of any equity securities, or rights, options or warrants to purchase such equity securities, or securities convertible or exchangeable into such equity securities, offered by the Company in the future subject to certain customary exceptions.

(5)	Based upon 568,796 shares of Series Seed Preferred Stock outstanding on July 31, 2018.

(6)	Based upon 747,373 shares of Series A Preferred Stock outstanding on July 31, 2018.

(7)	Mr. Dally was granted 550,000 “founder” shares of common stock on August 6, 2013. On August 30, 2013, Mr. Dally entered into a Stock Repurchase Agreement and subjected his 550,000 shares of common stock to restrictions on transfer and an option to purchase in favor of the Company. As of July 31, 2018, Mr. Dally’s shares of common stock are fully vested and no longer subject to the restrictions or option under the Stock Repurchase Agreement.

(8)	Mr. Bhargava was granted 450,000 “founder” shares of common stock on August 6, 2013. On August 30, 2013, Mr. Bhargava entered into a Stock Repurchase Agreement and subjected his 450,000 shares of common stock to restrictions on transfer and an option to purchase in favor of the Company. As of July 31, 2018, Mr. Bhargava’s share of common stock are fully vested and no longer subject to the restrictions or option under the Stock Repurchase Agreement.

(9)	Includes shares held by FinTech Ventures Fund, LLLP (“FinTech Ventures”), for which Mr. Kouzmine holds voting and dispositive power through FinTech Ventures’ general partner, qWave Capital LLC. The address for FinTech Ventures is 3445 Stratford Road, Suite 3902, Atlanta, Georgia 30326.

(10)	Includes shares held by MDO Ventures JS LLC (“MDO Ventures”), for which Mr. Olander holds voting and dispositive power. The address for MDO Ventures is 135 E. Martin Street, Suite 201, Raleigh, North Carolina 27601.

(11)	Includes 8,000 shares subject to options exercisable within 60 days of July 31, 2018.

(12)	The average price paid by MDO Ventures per share of Series Seed Preferred Stock was $4.51.

(13)	Includes 24,000 shares subject to options exercisable within 60 days of July 31, 2018.

(14)	In addition to the shares beneficially owned by Mr. Olander, includes 28,691 shares held by Bruce Boehm’s spouse, who has sole voting and investment power with respect to such shares, and 10,663 shares held by Richard Tuley Realty, Inc., for which Mr. Tuley holds voting and dispositive power. The address for Richard Tuley Realty, Inc. is 3745 Cherokee St. NW, Suite 605, Kennesaw, Georgia 30144.

(15)	In addition to the shares beneficially owned by Messrs. Olander and Kouzmine, includes 6,773 shares held by Mr. Boehm’s spouse, who has sole voting and investment power with respect to such shares, and 3,751 shares held by Richard Tuley Realty, Inc., for which Mr. Tuley holds voting and dispositive power.

MANAGEMENT DISCUSSION AND ANALYSIS

The following information updates and replaces the information in the section titled “Management Discussion and Analysis” on page 85 of the Offering Circular:

You should read the following discussion in conjunction with our unaudited condensed consolidated financial statements and the related notes and the section entitled “Description of the Company’s Business” elsewhere in this Offering Circular. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including but not limited to those discussed in the section entitled “Risk Factors” and elsewhere in this Offering Circular.

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Overview

We maintain and operate the Groundfloor Platform for use by us and our subsidiaries to provide real estate development investment opportunities to the public. We were originally organized as a North Carolina limited liability company under the name of Fomentum Labs LLC on January 28, 2014. Fomentum Labs LLC changed its name to Groundfloor LLC on April 26, 2014, and converted into a North Carolina corporation on July 26, 2014. In connection with this conversion, all equity interests in Groundfloor LLC were converted into shares of our common stock. Effective August 5, 2015, we changed our domiciliary state to Georgia under the name Groundfloor Finance Inc. The unaudited condensed consolidated financial statements include our wholly-owned subsidiaries, including Groundfloor GA (as defined below), which was created for the purpose of financing real estate properties in Georgia, Holdings, which was created for the purpose of facilitating our loan advance program by entering into the Revolver, and GRE 1, which sold and issued LROs through the Groundfloor Platform from May to July 2017.

LRO Program

We began offering LROs through the Groundfloor Platform in September 2015 pursuant to an offering statement (File No. 024-10440) that was qualified on September 7, 2015. We subsequently qualified two additional offering statements under Tier 1 of Regulation A: the second (File No. 024-10488) was qualified on October 29, 2015 and the third (File No. 024-10496) was qualified on December 15, 2015. Beginning in mid-January 2016, we began qualifying additional series of LROs through PQAs to the offering statement qualified on December 15, 2015. From May through June 2017, GRE 1, our wholly-owned subsidiary, offered LROs through the Groundfloor Platform pursuant to an offering statement (File No. 024-10670) that was qualified that same month. In January 2018, the offering statement of which this Offering Circular forms a part (File No. 024-024-10753) was qualified by the SEC under Tier 2 of Regulation A.

Status of LRO Offerings and Loan Originations

The tables below outline, as of the date indicated below, the total number of series of LROs (and resulting aggregate sales proceeds) for the Company and GRE 1 that (i) have been sold, (ii) are in the process of being sold, and (iii) are in the process of being qualified. The table below also indicates the total number of series of LROs (and the resulting aggregate value) that the Company or GRE 1 have abandoned or that have been withdrawn (i.e., those series of LROs that were withdrawn and later qualified by a subsequent PQA).

GROUNDFLOOR FINANCE OFFERINGS
As of: June 30, 2018	Total Number of Series of LROs	Aggregate Proceeds	Percentage of Total Loans Qualified [1]
Total Sold:	366	$47,037,000	76.8%
Total Being Sold:	12	$2,479,580	4.0%
Total Being Qualified:	14	2,341,200	—
Total Abandoned:	67	$9,383,378	15.3%
Total Withdrawn:	15	$2,366,770	3.9%

GRE 1 OFFERINGS
As of: June 30, 2018	Total Number of Series of LROs	Aggregate Proceeds	Percentage of Total Loans Qualified
Total Sold:	34	$5,917,500	97%
Total Being Sold:	—	—
Total Being Qualified:	—	—	—
Total Abandoned:	1	$451,000	3%
Total Withdrawn:	—	—	—

1 For the purpose of this calculation, excludes LROs offered and sold pursuant to other exemptions from federal and state registration requirements, including Regulation D under the Securities Act.

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While this data reflects a high incidence of abandonment, we believe this was due primarily to the delay involved in our offering procedures in place before we made advances. Many Borrowers have fixed closing dates for their real estate transactions. Prior to our ability to advance Loans, borrowers were forced to wait to receive financing until after the corresponding LROs were qualified and sold. This process took too long, so many borrowers were forced to withdraw and find alternate financing from other sources due to their internal deadlines. With the enactment of the loan advance program, however, the rate of abandoned series has decreased and we expect this to continue in the future.

The tables below include information related to the status of Loans the Company and GRE 1 have issued under the LRO program (by letter grade) as of June 30, 2018. For these purposes, outstanding Loans are characterized as follows:

•	Repaid: Loans that have been paid either:

o	at or before maturity (through prepayment),

o	after the original maturity date (following extension, modification or other workout arrangement), or

o	after a fundamental default (where a portion of the principal amount of the Loan has been written off as uncollectable).

•	Unpaid: Includes Loans that are:

o	“current” (i.e., no events of default have occurred, all payment obligations have been met or none are yet triggered),

o	subject to “workout” (i.e., there has been one or more payment defaults on the Loan and the Company or GRE 1, as applicable, has negotiated a modification of the original terms that does not amount to a fundamental default) (see “Description of the Company’s Business—Project Funding and Payment of Expected Yield—Servicing and Collection of Loans” above for more information), or

o	subject to a “fundamental default” (i.e., where a loan has defaulted and there is a chance that the Company or GRE 1, as applicable, will not be able to collect 100% of the principal amount of the Loan by the Extended Payment Date of the corresponding LROs).

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See also “Description of the Company’s Business—Project Funding and Payment of Expected Yield—Servicing and Collection of Loans.”

Groundfloor Finance – Loans Covered LROs by Letter Grade
	A	B	C	D	E	F	G
	(by thousands, unless otherwise indicated*)

Total Loans Offered and Originated
Amount Offered	$5,784	$11,579	$29,755	$13,442	$586	$97	$25
Loans Offered (#)*	52	96	202	104	4	1	1
Amount Originated	$5,076	$10,065	$26,616	$11,876	$586	$97	$25
Loans Originated (#)*	48	85	180	94	4	1	1

Total Loans Currently Repaid
Amount Paid at or Before Maturity	$2,534	$4,932	$7,460	$3,812	$274	$—	$—
Loans Paid at or Before Maturity (#)*	25	43	65	39	2	—	—
Amount Paid Following Workout	$273	$1,403	$5,182	$1,156	$99	$—	$25
Loans Paid Following Workout (#)*	3	11	30	11	1	—	1
Amount Paid Following Fundamental Default	$68	$—	$286	$—	$—	$31	$—
Loans Paid Following Fundamental Default (#)*	1	—	1	—	—	1	—
Total Loans Currently Unpaid
Amount Current	$1,961	$3,268	$12,269	$5,723	$214	$—	$—
Loans Current (#)*	17	25	76	35	1	—	—
Amount in Workout	$255	$312	$1,235	$768	$—	$—	$—
Loans In Workout (#)*	1	4	6	6	—	—	—
Amount in Fundamental Default (still unpaid)	$20	$151	$157	$417	$—	$—	$—
Loans In Fundamental Default (#)*	1	2	2	3	—	—	—

GRE 1 - Loans Covered LROs by Letter Grade
	A	B	C	D	E	F	G
	(by thousands, unless otherwise indicated*)

Total Loans Offered and Originated
Amount Offered	$548	$3,528	$1,660	$181	$—	$—	$—
Loans Offered (#)*	5	17	11	1	—	—	—
Amount Originated	$548	$3,528	$2,111	$181	$—	$—	$—
Loans Originated (#)*	5	17	12	1	—	—	—

Total Loans Currently Repaid
Amount Paid at or Before Maturity	$548	$1,511	$1,017	$181	$—	$—	$—
Loans Paid at or Before Maturity (#)*	5	9	7	1	—	—	—
Amount Paid Following Workout	$—	$1,898	$—	$—	$—	$—	$—
Loans Paid Following Workout (#)*	—	7	—	—	—	—	—
Amount Paid Following Fundamental Default	$—	$—	$—	$—	$—	$—	$—
Loans Paid Following Fundamental Default (#)*	—	—	—	—	—	—	—
Total Loans Currently Unpaid
Amount Current	$—	$—	$—	$—	$—	$—	$—
Loans Current (#)*	—	—	—	—	—	—	—
Amount in Workout	$—	$118	$643	$—	$—	$—	$—
Loans In Workout (#)*	—	1	4	—	—	—	—
Amount in Fundamental Default (still unpaid)	$—	$—	$—	$—	$—	$—	$—
Loans In Fundamental Default (#)*	—	—	—	—	—	—	—

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Status of Loan Collection and Servicing under the LRO Program

We determined on February 1, 2017 that it would not be possible to collect 100% of the principal amount of 174 Timothy Drive, Dallas, GA 30132 by the Extended Payment Date of the corresponding LROs. This Loan (graded A, with an original principal amount of $90,000) was repaid and corresponding LRO Payments processed to investors, subject to a write off of $22,000 of principal and $7,385 of accrued interest. We informed investors who had purchased LROs corresponding to this Loan of the determination that this Loan was in fundamental default on February 3, 2017, and the LROs were repaid the same day. This loss resulted from unforeseen circumstances with the septic system engineering and a previously unknown encroachment issue, but is nevertheless in line with the normal risks of our business.

We determined on June 4, 2017 that it would not be possible to collect 100% of the principal amount of 4626 Brooks Street NE, Washington, DC 20019 by the Extended Payment Date of the corresponding LROs. The Company was in a second lien position and the first lienholder foreclosed on the property on August 1, 2017. We exercised every remedy available to us, and were unable to recover the full principal amount or any interest outstanding. The total principal loss on this loan was $66,000. The risk of loss is in line with a second lien Loan graded F.

We determined on June 18, 2018 that it would not be possible to collect 100% of the principal amount of 217 Surf Road, Melbourne Beach, FL 32951 by the Extended Payment Date of the corresponding LROs. This Loan (graded C, with an original principal amount of $311,500) was repaid and corresponding LRO Payments processed to investors, subject to a write off of $26,081 of principal and $33,000 of accrued interest. We informed investors who had purchased LROs corresponding to this Loan of the determination that this Loan was in fundamental default on June 25, 2018, and the LROs were repaid the same day. This loss resulted from the borrower’s failure to execute on its business plan for this property resulting in incomplete and faulty renovation work that impacted the market value, but is nevertheless in line with the normal risks of our business.

The tables below reflect information about the historical workout treatment of Loans covered by the LRO program (by letter grade) as of June 30, 2018. Collection procedures for Loans in default typically involve the pursuit of one or more remedies. For example, a loan may be extended for up to six months before determining it to be in fundamental default. The table below reflects the most extreme collection status of each particular Loan (i.e., the Loan that had been placed into fundamental default at the reporting date would not also be reflected as having been extended). See the discussion above as well as “Description of the Company’s Business—Project Funding and Payment of Expected Yield—Servicing and Collection of Loans” for a more detailed discussion of the characterization of Loans subject to workout.

Groundfloor Finance
	Loan Grade
	A	B	C	D	E	F	G
	(by thousands, unless otherwise indicated*)

Loans Subjected to Workout
Amount Extended/Modified ($)	$273	$1,403	$5,182	$1,156	$99	$—	$25
Loans Extended/Modified(#)*	3	11	30	11	1	—	1
Amount Subjected to Interest Rate Reduction	$—	$105	$—	$—	$—	$—	$—
Loans Subject to Interest Rate Reduction (#)*	—	1	—	—	—	—	—

Loans Subjected to Fundamental Default
Amount Subjected to Fundamental Default (aggregate principal amount of Loans)	$90	$—	$312	$—	$—	$97	$—
Amount Written Off (aggregate principal amount unpaid)	$22	$—	$26	$—	$—	$66	$—
Loans Subject to Fundamental Default/Written Off (#)*	1	—	1	—	—	1	—
Investors Impacted by Fundamental Default *	144	—	351	—	—	177	—

GRE 1
Loan Grade
	A	B	C	D	E	F	G
(by thousands, unless otherwise indicated*)

Loans Subjected to Workout
Amount Extended/Modified ($)	$—	$1,898	$—	$—	$—	$—	$—
Loans Extended/Modified(#)*	—	7	—	—	—	—	—
Amount Subjected to Interest Rate Reduction	$—	$—	$—	$—	$—	$—	$—
Loans Subject to Interest Rate Reduction (#)*	—	—	—	—	—	—	—

Loans Subjected to Fundamental Default
Amount Subjected to Fundamental Default (aggregate principal amount of Loans)	$—	$—	$—	$—	$—	$—	$—
Amount Written Off (aggregate principal amount unpaid)	$—	$—	$—	$—	$—	$—	$—
Loans Subject to Fundamental Default/Written Off (#)*	—	—	—	—	—	—	—
Investors Impacted by Fundamental Default *	—	—	—	—	—	—	—

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We believe that the number of Loans the Company and GRE 1 have originated to date is too small to see a grade distribution of Loans in workout that tracks the grade distribution of Loans originated on a risk adjusted basis. We expect to see a more normal distribution as loan volume increases. Grades are an assessment of risk of loss should a default occur, and cannot predict defaults resulting from idiosyncratic events.

Georgia Notes Program

Prior to September 2015, only Groundfloor Properties GA, LLC (“Groundfloor GA”), a wholly-owned subsidiary of the Company, had issued non-recourse, limited recourse notes, referred to herein as Georgia Notes, through the Groundfloor Platform. The Georgia Notes were offered and sold pursuant to the federal and state exemptions from registration set forth in Section 3(a)(11) of the Securities Act and the Invest Georgia Exemption, Rule 590-4-2-.08, respectively. Groundfloor GA has not issued any additional Georgia Notes since commencing the LRO program and does not intend to issue any additional Georgia Notes in the future. While similar in structure to the LRO program, the Georgia Notes program (as summarized below) operated under a different legal structure and documentation establishing rights and obligations distinct from those under the LRO Program described in this Offering Circular. As a result, comparisons to the LRO program may not be meaningful, and prospective investors in the series of LROs covered by this Offering Circular should not rely upon the past results of the Georgia Notes and corresponding real estate development projects as indications of the future performance of the LRO program or any Project related to a particular series of LROs thereunder.

The Georgia Notes correspond to commercial loans to real estate developers of between $8,000 and $150,000, at interest rates that range between 6% and 20%, maturing six to 12 months from the date when each loan was made. Payment on each series of Georgia Notes is dependent upon Groundfloor GA’s receipt of payments on the corresponding loan, including principal and accrued interest. The borrower with respect to each loan is the developer that controls the real estate development project. These loans were applied toward a real estate project’s acquisition and/or renovation or construction costs. The real estate developer uses the loan proceeds to complete the real estate project, repaying principal and interest as a balloon payment at maturity. Once the loans are repaid, Groundfloor GA makes payments on the corresponding Georgia Notes. It is expected that investors in the Georgia Notes would profit solely from the interest earned on the Georgia Notes (which corresponds to the interest charged on the corresponding loan). Groundfloor GA takes a lien on the real estate underlying the project to secure each loan; however, investors in the corresponding series of Georgia Notes do not have any recourse against the real estate developer. The recourse against Groundfloor GA is limited to an amount equal to an investor’s pro rata share in value of the loan payments received by Groundfloor GA. Real estate developers are charged origination and servicing fees (ranging from 2% to 4% of the funds needed for the project), which may be included in the total amount of the loan. In addition, in certain circumstances, there are additional processing fees charged to the developer.

Status of Georgia Notes Offerings and Loan Originations

As of July 2018, Groundfloor GA had issued Georgia Notes totaling approximately $2.4 million, funding a total of 40 commercial loans for real estate development for an aggregate principal amount of $2.4 million. Loan sizes ranged from $8,000 to $150,000, with an average loan size of approximately $56,000.

The table below includes information related to the status of total amount of Loans Groundfloor GA has issued under the Georgia Notes program (by letter grade) as of June 30, 2018 (utilizing the same characterizations as outlined above).

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Loans Covered Georgia Notes by Letter Grade
	A	B	C	D	E	F	G
	(by thousands, unless otherwise indicated*)

Total Loans Originated
Amount Originated	$381	$615	$540	$282	$445	$60	$—
Loans Originated (#)*	7	11	9	3	9	1	—

Total Loans Currently Repaid
Amount Paid at or Before Maturity	$306	$467	$177	$282	$305	$60	$—
Loans Paid at or Before Maturity (#)*	6	8	5	3	6	1	—
Amount Paid Following Workout	$75	$148	$363	$—	$140	$—	$—
Loans Paid Following Workout (#)*	1	3	4	—	3	—	—
Amount Paid Following Fundamental Default	$—	$—	$—	$—	$—	$—	$—
Loans Paid Following Fundamental Default (#)*	—	—	—	—	—	—	—

Total Loans Currently Unpaid
Amount Current	$—	$—	$—	$—	$—	$—	$—
Loans Current (#)*	—	—	—	—	—	—	—
Amount in Workout	$—	$—	$—	$—	$—	$—	$—
Loans In Workout (#)*	—	—	—	—	—	—	—
Amount in Fundamental Default (still unpaid)	$—	$—	$—	$—	$—	$—	$—
Loans In Fundamental Default (#)*	—	—	—	—	—	—	—

Status of Loan Collection and Servicing under Georgia Notes Program

As indicated in the table above, as of June 30, 2018, of the 40 loans funded, 39 loans have been paid back in full and one loan has paid back with full principal and reduced interest.

The table below reflects information about the historical workout treatment of loans covered by the Georgia Notes program (by letter grade) as of June 30, 2018 to the extent they are not written off. Groundfloor GA’s collection procedures for loans in default typically involve the pursuit of one or more remedies. For example, Groundfloor GA may extend a loan for up to six months before determining it to be in fundamental default. The table below reflects the most extreme collection status of each particular loan (i.e., the loan that had been placed into fundamental default at the reporting date would not also be reflected as having been extended). See our discussion above as well as “Description of the Company’s Business—Project Funding and Payment of Expected Yield—Servicing and Collection of Loans” for a more detailed discussion of our characterization of loans subject to workout.

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Loan Grade
	A	B	C	D	E	F	G
	(by thousands, unless otherwise indicated*)

Loans Subjected to Workout
Amount Extended/Modified ($)	$75	$148	$363	$—	$140	$—	$—
Loans Extended/Modified(#)*	1	3	4	—	3	—	—
Amount Subjected to Interest Rate Reduction	$—	$—	$40	$—	$—	$—	$—
Loans Subject to Interest Rate Reduction (#)*	—	—	1	—	—	—	—
Loans Subjected to Fundamental Default
Amount Subjected to Fundamental Default (aggregate principal amount of Loans)	$—	$—	$—	$—	$—	$—	$—
Amount Written Off (aggregate principal amount unpaid)	$—	$—	$—	$—	$—	$—	$—
Loans Subject to Fundamental Default/Written Off (#)*	—	—	—	—	—	—	—
Investors Impacted by Fundamental Default (#)*	—	—	—	—	—	—	—

Other than the defaults referenced above, Groundfloor GA is not aware of any adverse business developments that have occurred in the course of its operations.

Funding Loan Advances

To date, the Company has entered into two financial arrangements designed to facilitate Loan advances.

In November 2016, the Company entered into the Revolver credit facility to fund Loan advances (as defined below). The terms of the credit facility are as follows: Interest accrues at the greater of 10.0% per annum or the weighted average annual interest rate of the Loans then held by Holdings which have been originated with proceeds from the credit facility. The revolving credit facility was originally limited to $1.5 million with an option to increase the limit to $15.0 million (under certain circumstances). As of June 30, 2018, the capacity is $4.5 million and the maturity date is October 31, 2018 and is extendable for an additional year. The Company has given a corporate guaranty to Revolver Capital, now ACM Alamosa DA LLC, as additional support for the credit facility. ACM Alamosa DA LLC will also have a lien on the general assets of Holdings—which is made up exclusively of Loans that Holdings has originated. However, only Holdings, and its successors and assigns, are identified as a secured party in any documentation used to secure the advanced Loans. At no point will Holdings hold (or provide Revolver Capital a securities interest in) any Loan for which LROs have been issued.

When Holdings is not able to draw sufficient funds from this credit facility fast enough, the Company may elect to provide Holdings with a short term, non-interest bearing, full recourse loan using its operational capital to fund advances.

On January 11, 2017, we entered into the ISB Note (as defined below) for a principal sum of $1.0 million, which was subsequently increased to $2.0 million, for the purpose of using the proceeds for our loan advance program, but may use the proceeds for other purposes in our sole discretion.

Financial Position and Operating History

In connection with their audit for the years ended December 31, 2017 and 2016, our auditors raised substantial doubt about our ability to continue as a going concern due to our losses and cash outflows from operations. To strengthen our financial position, we have continued to raise additional funds through convertible debt and equity offerings.

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We have a limited operating history and have incurred a net loss since our inception. Our net loss was $2.8 million for the six months ended June 30, 2018. To date, we have earned limited revenues from origination and servicing fees charged to borrowers in connection with the loans made by the Company and its wholly-owned subsidiaries GRE 1 and Groundfloor GA corresponding to the LROs and Georgia Notes. We have funded our operations primarily with proceeds from our convertible debt, preferred stock issuances and common stock issuances, which are described below under “Liquidity and Capital Resources.” Over time, we expect that the number of borrowers and lenders, and the volume of loans originated through the Groundfloor Platform, will increase and generate increased revenue from borrower origination and servicing fees.

The proceeds from the sale of LROs described in this Offering Circular will not be used to directly finance our operations. We will use the proceeds from sales of LROs exclusively to originate the Loans that correspond to the corresponding series of LROs sold to investors. However, we collect origination and servicing fees on Loans we are able to make to Developers, which we recognize as revenue. The more Loans we are able to fund through the proceeds of our offerings, the more fee revenue we will make. With increased fee revenue, our financial condition will improve. However, we do not anticipate this increased fee revenue to be able to support our operations through the next twelve months.

Our operating plan calls for a continuation of the current strategy of raising equity and, in limited circumstances, debt financing to finance our operations until we reach profitability and become cash-flow positive, which we do not expect to occur before the end of 2018. Our operating plan calls for significant investments in website development, security, investor sourcing, loan processing and marketing, and for several rounds of equity financing before we reach profitability. We completed our Series A Financing in December 2015, through which we raised an aggregate of approximately $5.0 million (including the cancellation of the 2015 Bridge Notes (as defined below)), and our 2017 Note Financing (as defined below), through which we raised an aggregate of $2.05 million, and we have raised an aggregate of $4.2 million as of July 31, 2018 through our 2018 Common Stock Offering (as defined below), in order to fund operations over the next six months. See “Liquidity and Capital Resources” below.

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Results of Operations

Six Months Ended June 30, 2018 and 2017

	For the six months ended June 30, 2018	For the six months ended June 30, 2017
Non-interest revenue:
Origination fees	$415,741	$366,798
Servicing fees	416,892	175,972
Total operating revenue	832,633	542,770
Net interest income (expense):
Interest income	1,229,386	1,114,627
Interest expense	(1,008,149)	(852,461)
Net interest income	221,237	262,166
Net revenue	1,053,870	804,936
Cost of revenue	(158,378)	(117,587)
Gross profit	895,492	687,349
Operating expenses:
General and administrative	971,678	463,718
Sales and customer support	1,012,967	666,163
Development	259,812	291,742
Regulatory	168,154	257,738
Marketing and promotions	916,830	669,464
Total operating expenses	3,329,441	2,348,825
Loss from operations	(2,433,949)	(1,661,476)
Interest expense	411,413	314,997
Net loss	$(2,845,362)	$(1,976,473)

Net Revenue

Net revenue increased $0.3 million, or 30.9%, to $1.1 million for the six months ended June 30, 2018 from $0.8 million for the six months ended June 30, 2017. The Company facilitated the origination of 108 and 112 developer loans during the six months ended June 30, 2018 and 2017, respectively. Origination fees and servicing fees were earned related to the origination of these developer loans. Origination and servicing fees are determined by the term and credit risk of the developer loan and range from 1.0% to 6.0%. The fees are deducted from the loan proceeds at the time of issuance. We expect operating revenue to increase as our loan application and processing volume increases. The Company collected repayment on 96 and 54 developer loans during the six months ended June 30, 2018 and 2017, respectively. Servicing fees increased during the current period due to the increase in repayment activity during the six months ended June 30, 2018. Additionally, we earned net interest income during the loan advance period. The increase in net interest income is due to the full year utilization of the Revolver compared to the partial period in the year end December 31, 2016.

Gross Profit

Gross profit increased $0.2 million, or 30.3%, to $0.9 million for the six months ended June 30, 2018 from $0.7 million for the six months ended June 30, 2016. The increase in gross profit was due to $0.3 million in additional net revenue, offset by an increase in cost of revenue of $0.1 million. Cost of revenue consists primarily of payment processing and vendor costs associated with facilitating and servicing loans. We expect gross profit to increase as our loan application and processing volume increases.

General and Administrative Expense

General and administrative expense consists primarily of employee compensation cost, professional fees, consulting fees and depreciation and amortization expense. Our general and administrative expense increased $0.5 million, or 109.5%, to $1.0 million for the six months ended June 30, 2018 from $0.5 million for the six months ended June 30, 2017. The increase was driven by incurred professional service fees, such as legal and audit related fees, and compensation and benefit related expenses. We expect general and administrative expense will continue to increase due to the planned investment in business infrastructure required to support our growth.

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Sales and Customer Support

Sales and customer support expense for the six months ended June 30, 2018 and 2017 was $1.0 million and $0.7 million, respectively, an increase of $0.3 million or 52.1%. Sales and customer support expense consists primarily of employee compensation cost. The increase was primarily due to an increase in compensation related to increased headcount during the year to continue building out the sales and origination functions to support current and future growth. We expect sales and customer support expense will continue to increase due to the planned investment in developer acquisition and customer support required to support our growth.

Development Expense

Development expense was consistent period over period at $0.3 million. Development expense consists primarily of employee compensation cost and the cost of subcontractors who work on the development and maintenance of our website and lending platform. Headcount has remained constant during the six months ended June 30, 2018 and 2017. We expect development expense to increase due to the planned investments in our website, lending platform, and security required to support our technology infrastructure as we grow.

Regulatory Expense

Regulatory expense for the six months ended June 30, 2018 and 2017 was $0.2 million and $0.3 million, respectively, a decrease of $0.1 million or 34.8%. Regulatory expense consists primarily of legal fees and compensation cost required to maintain SEC and other regulatory compliance. The decrease was primarily due to a decrease in legal fees, as the Company continues to refine its filing process. We expect regulatory expense may remain steady or increase due to the additional expense related to exploring additional offerings with the SEC, which will require complying with ongoing reporting requirements with the SEC and certain filing fees with applicable state regulatory authorities.

Marketing and Promotions Expense

Marketing and promotions expense for the six months ended June 30, 2018 and 2017 was $0.9 million and $0.7 million, respectively, an increase of $0.2 million or 36.9%. Marketing and promotions expense consists primarily of consulting expense, compensation cost, and promotional and advertising expense. The increase was primarily due to an increase in investor acquisition efforts related to the 2018 Common Stock Offering (as defined below) and compensation cost as the Company builds out its Marketing department. We expect that marketing and promotions expense will continue to increase due to the planned investment in investor and developer acquisition activities required to support our growth.

Interest Expense

Interest expense for the six months ended June 30, 2018 and 2017 was $0.4 million and $0.3 million, respectively, an increase of $0.1 million. The company incurred $197 thousand in interest expense warehousing loans on the Revolver. Cash paid for interest on the Revolver was $196 thousand in the six months June 30, 2018. Interest expense related to the Subordinated Convertible Note (as defined below) of $82 thousand was recognized during the six months ended June 30, 2018 and is recorded as an accrued expense as of June 30, 2018. Interest expense related to the ISB Note of $123 thousand was recognized during the six months ended June 30, 2018. Cash paid for interest on the ISB Note was $124 thousand in the six months ended June 30, 2018.

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Net Loss

Net loss for the six months ended June 30, 2018 and 2017 was $2.8 million and $2.0 million, respectively, a net loss increase of $0.9 million or 44.0%. Operating expense consist primarily of compensation cost, legal fees, consulting and subcontractor cost as well as promotional expense. Operating expense for the six months ended June 30, 2018 and 2017 were $3.3 million and $2.3 million, respectively, an increase of $1.0 million or 41.7%. The increase was primarily due to higher compensation cost as we added more staff to support business growth, increased consulting expense related to marketing operations, increased professional service fees and increased advertising and promotional expense which were offset by a decrease in regulatory expense.

Liquidity and Capital Resources

The unaudited condensed consolidated financial statements included in this Offering Circular have been prepared assuming that we will continue as a going concern; however, the conditions discussed below raise substantial doubt about our ability to continue as a going concern. The unaudited condensed consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should we be unable to continue as a going concern.

We incurred a net loss for the six months ended June 30, 2018 and 2017 and have an accumulated deficit as of June 30, 2018 of $14.4 million. Since our inception, we have financed our operations through debt and equity financing from various sources. We are dependent upon raising additional capital or seeking additional equity financing to fund our current operating plans for the foreseeable future. Failure to obtain sufficient equity financing and, ultimately, to achieve profitable operations and positive cash flows from operations could adversely affect our ability to achieve our business objectives and continue as a going concern. Further, there can be no assurance as to the availability or terms upon which the required financing and capital might be available.

	For the six months ended June 30, 2018	For the six months ended June 30, 2017
Operating activities	$(2,832,439)	$(1,894,654)
Investing activities	(3,416,205)	(6,070,583)
Financing activities	6,990,016	8,674,914
Net increase in cash	$741,372	$709,677

Net cash used in operating activities for the six months ended June 30, 2018 and 2017 was $2.8 million and $1.9 million, respectively. Net cash used in operating activities funded salaries, expense for contracted marketing, development and other professional service providers and expense related to sales and marketing initiatives.

Net cash used in investing activities for the six months ended June 30, 2018 and 2017 was $3.4 million and $6.1 million, respectively. Net cash used in investing activities primarily represents loan payments to developers offset by the repayment of loans to developers. The decrease is driven by an increase in loan repayments of $6.3 million offset by an increase in loans made to developers of $4.6 million.]

Net cash provided by financing activities for the six months ended June 30, 2018 and 2017 was $7.0 million and $8.7 million, respectively. Net cash provided by financing activities primarily represents proceeds from the issuance of Georgia Notes and LROs to investors through the Groundfloor Platform, proceeds from the 2018 Common Stock Offering (as defined below), offset by repayments of Georgia Notes and LROs to investors.

We issued and sold 91,259 shares of Series Seed Preferred Stock at an initial closing on December 5, 2014 (the “Series Seed Initial Closing”), for total proceeds of $475 thousand, pursuant to the Series Seed Preferred Stock Purchase Agreement (the “Series Seed Purchase Agreement”), dated December 5, 2014 between us and the investors named therein (the “Series Seed Investors”). In addition, at the Series Seed Initial Closing, the entire unpaid principal and interest outstanding under certain previously-issued convertible promissory notes converted into 276,391 additional shares of Series Seed Preferred Stock. We issued and sold an aggregate of 201,146 additional shares of Series Seed Preferred Stock, for total proceeds of $1.1 million, at subsequent closings on April 1, 2015, May 12, 2015 and August 31, 2015 (collectively, the “Series Seed Subsequent Closings” and together, with the Series Seed Initial Closing, the “Series Seed Financing”). Pursuant to the Series Seed Purchase Agreement, the Company sold each share of Series Seed Preferred Stock for $5.205 per share. In connection with the Series Seed Financing, we also entered into an Investors’ Rights Agreement with the Series Seed Investors and certain holders of our common stock, which was subsequently amended and restated in connection with the Series A Financing. The shares of Series Seed Preferred Stock were offered and sold pursuant to the federal exemption from registration set forth in Rule 506 of Regulation D under the Securities Act. The Series Seed Financing terminated following the final Series Seed Subsequent Closing and we do not intend to sell any additional shares of Series Seed Preferred Stock.

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During November 2015, we entered into promissory notes with investors for total proceeds of $250 thousand (the “2015 Bridge Notes”). The notes incurred interest at the rate of 12% per annum. The outstanding principal and all accrued but unpaid interest was due and payable on the earlier of May 5, 2016 or the closing of an equity financing with gross proceeds of at least $4.3 million. The 2015 Bridge Notes and all accrued but unpaid interest thereunder were cancelled as consideration for 37,561 shares of Series A Preferred Stock in connection with the Series A Initial Closing. The notes were offered and sold pursuant to the federal exemption from registration set forth in Rule 506 of Regulation D under the Securities Act. The 2015 Bridge Notes Financing terminated with the closing of the Series A Financing.

In addition, we issued and sold 709,812 shares of Series A Preferred Stock at an initial closing on November 24, 2015 and subsequent closings through December 2015, for total gross proceeds of approximately $4.7 million, pursuant to the Series A Preferred Stock Purchase Agreement. Pursuant to the Series A Preferred Stock Purchase Agreement, the Company sold each share of Series A Preferred Stock for $6.69 per share. The shares of Series A Preferred Stock were offered and sold pursuant to the federal exemption from registration set forth in Rule 506 of Regulation D under the Securities Act. The Series A Financing terminated in December 2015 and we do not intend to sell any additional shares of Series A Preferred Stock.

On November 1, 2016, Holdings, the Company’s wholly-owned subsidiary, as borrower, entered into a revolving credit facility (the “Revolver”) with Revolver Capital. The credit agreement (the “Credit Agreement”) provides for revolving loans up to a maximum aggregate principal amount of $1.5 million (the “Revolving Credit Commitments”). The Revolver will be used for bridge funding of underlying loans pending approval from the SEC of the corresponding series of LROs. The term of the Revolver was extended in October 2017 and will mature on October 31, 2018.

On November 11, 2016, the Company entered into a First Amendment to the Credit Agreement, which amended the Credit Agreement to increase the Revolving Credit Commitments thereunder from $1.5 million to $2.5 million. On December 21, 2016, the Company entered into a Second Amendment to the Credit Agreement, which amended the Credit Agreement to increase the Revolving Credit Commitments thereunder from $2.5 million to $3.5 million. On April 7, 2017, the Company entered into a Third Amendment to the Credit Agreement, which increased the Revolving Credit Commitments thereunder from $3.5 million to $4.5 million. The other terms of the credit facility remain unchanged.

As of June 30, 2018, the Company had $0.3 million of available borrowings and $4.2 million outstanding under the Revolver as presented within revolving credit facility on the consolidated balance sheets. As of June 30, 2018, the deferred financing costs have been fully amortized. As of December 31, 2017, the Company reflected $833 of deferred financing costs related to the Revolver as a reduction to the revolving credit facility in the condensed consolidated balance sheets.

On April 4, 2018, the Credit Agreement dated as of November 2, 2016, as amended by the First Amendment as of November 14, 2016, the Second Amendment dated as of February 22, 2017 and the Third Amendment dated as of April 7, 2017, was assigned to ACM Alamosa DA LLC. The Company and the lender agreed to amend and restate the Original Credit Agreement in its entirety. The other terms of the credit facility remain unchanged.

On January 11, 2017, we entered into the ISB Note in favor of ISB for a principal sum of $1.0 million. We paid to ISB an origination fee of $10,000 concurrently with the funding by ISB of the principal of the ISB Note. We subsequently entered into an amendment to the ISB Note extending the repayment schedule for a $5,000 amendment fee, a second amendment increasing the principal amount outstanding to $2.0 million for a $30,000 amendment fee, and a third amendment further extending the repayment schedule among other terms described below for a $10,000 amendment fee.

The ISB Note incurs interest at the rate of 8% per annum from January 11, 2017 until September 30, 2017 and 14% per annum from October 1, 2017 until payment in full of the ISB Note, in each case calculated on the basis of a 360-day year for the actual number of days elapsed. The ISB Note must be repaid as follows: (i) $250,000, plus any accrued but unpaid interest thereon, was due and payable on June 30, 2017, (ii) $250,000, plus any accrued but unpaid interest thereon, is due and payable on March 31, 2019, (iii) $500,000, plus any accrued but unpaid interest thereon, is due and payable on June 30, 2019, (iv) $500,000, plus any accrued but unpaid interest thereon, is due and payable on September 30, 2019, and (v) any remaining outstanding principal amount, plus any remaining accrued but unpaid interest, is due and payable on December 31, 2019. As of the date hereof, the principal sum of $1.8 million remains outstanding.

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The ISB Note includes certain financial covenants related to the Company’s quarterly financial results and operating capital. The ISB Note is subject to customary event of default provisions. Upon the occurrence of any event of default, the interest rate under the ISB Note shall increase by 7%. As collateral security for the ISB Note, we granted to ISB a first priority security interest in all of its assets, subject to certain exceptions. Among other things, the security interest specifically excludes (i) any assets serving as collateral for the Company’s credit facility with Revolver Capital; (ii) any Loans for which a series of LROs has been issued, regardless of whether such Loans and corresponding series of LROs have been originated and issued by us or one of our subsidiaries; and (iii) the equity interest in any subsidiary formed by us for the sole purpose of issuing Loans and corresponding series of LROs.

In connection with the third amendment to the ISB Note, the Company agreed to issue to ISB a warrant for the purchase of shares of our common stock on the first day of each quarter commencing on October 1, 2017 until the ISB Note is repaid in full for the purchase of the following number of shares: (i) for each quarter until and including the first quarter of 2019, 4,000 shares of common stock; (ii) for the second quarter of 2019, 3,500 shares of common stock, (iii) for the third quarter of 2019, 2,300 shares of common stock; and (iv) for the fourth quarter of 2019, 1,100 shares of common stock.

From March 2017 to May 2017, we issued subordinated convertible notes (the “Subordinated Convertible Notes”) to investors for total proceeds of $825 thousand (the “2017 Note Financing”). On October 27, 2017, the Company entered into amendments to the outstanding Subordinated Convertible Notes and related Subordinated Convertible Promissory Note Purchase Agreement raising the principal amount of Subordinated Convertible Notes that may be sold to $2.0 million, extending the maturity date, and allowing the Subordinated Convertible Notes, at the option of the holders, to convert outstanding principal and accrued but unpaid interest into shares of the Company’s common stock as described below. In November 2017, we issued Subordinated Convertible Notes to investors for additional proceeds of $675 thousand. In December 2017, the Board further increased the principal maximum amount of Subordinated Convertible Notes to be offered and sold in the 2017 Note Financing to $2.05 million and we issued Subordinated Convertible Notes to investors for additional proceeds of $550 thousand. The notes incur interest at the rate of 8% per annum. The outstanding principal and all accrued but unpaid interest is due and payable on the earlier of September 30, 2019 or the consummation of a sale of the Company by consolidation, merger, change of majority ownership, or sale or other disposition of all or substantially all of the assets of the Company (the “Maturity Date”). In the event of a closing of a preferred stock financing with gross proceeds of at least $8.0 million (“Qualified Preferred Financing”) prior to the Maturity Date, the outstanding principal and all accrued but unpaid interest may be converted into shares of our preferred stock issued in the financing at a price per share equal to 75% of the price per share of the preferred stock financing. In the event of a closing of a common stock financing under Regulation A with gross proceeds of at least $3.0 million (“Qualified Common Financing”) prior to the Maturity Date, then each holder may elect, in its discretion, to convert the outstanding principal and all accrued but unpaid interest into shares of our common stock issued in the financing at a price per share equal to 90% of the price per share of the common stock financing. The indebtedness represented by the Subordinated Notes is subordinated in all respects to the principal of (and premium, if any), unpaid interest on and amounts reimbursable, fees, expenses, costs of enforcement, and other amounts due in connection with the Revolver and ISB Note.

On February 9, 2018, we launched an offering of our common stock under Tier 2 of Regulation A pursuant to an offering statement on Form 1-A qualified by the SEC (the “2018 Common Stock Offering”). We are offering up to 500,000 shares of our common stock at $10 per share, with a minimum investment of $100, or 10 shares of common stock. The aggregate initial offering price of our common stock will not exceed $5,000,000 in any 12-month period, and there is no minimum offering amount. We may issue up to 30,000 additional bonus shares of our common stock in the offering based on the following incentives: (i) investors who provided at least one indication of interest to the Company in the amount of $10,000 or more prior to 11:59 PM, Eastern Time, on January 30, 2018 and purchase at least $10,000 of common stock in connection with the 2018 Common Stock Offering, will receive 100 additional shares of common stock for no additional consideration and (ii) investors who provided at least one indication of interest to the Company in the amount of $25,000 or more prior to 11:59 PM, Eastern Time, on November 17, 2017 and purchased at least $25,000 of Groundfloor Common Stock in connection with this offering, will receive 250 additional shares of common stock for no additional consideration. As of July 31, 2018, we have issued 437,189 shares of common stock in the 2018 Common Stock Offering for $4,221,390 in proceeds.

19

Investors in the 2018 Common Stock Offering are required to agree to the terms of the Common Stock Voting Agreement. Among other things, the Common Stock Voting Agreement provides that each investor will vote for Brian Dally and Nick Bhargava as directors of the Company for as long as they each hold at least 5% of the voting stock of the Company. If a shareholder party to the Common Stock Voting Agreement fails to vote his, her, or its shares of common stock in accordance with the terms of the Common Stock Voting Agreement, he, she, or it will appoint the Chief Executive Officer, President or Secretary of the Company as his, her, or its proxy to vote such shares of common stock accordingly. If the Company’s Board of Directors, employees and officers who hold common stock, Series A shareholders, and all other classes of shares (the “Requisite Shareholders”) provided for in the Certificate approve any act or transaction described in Section 3.3 of the Certificate, each shareholder party to the Common Stock Voting Agreement agrees to take all necessary and desirable actions to facilitate such act or transaction. If the Requisite Shareholders approve a merger or consolidation of the Company, a sale of all or substantially all of the Company’s assets or debt or equity financing of the Company, each shareholder party to the Common Stock Voting Agreement agrees to vote all shares of Common stock he, she, or it holds in favor of such transaction, and agrees to waive and refrain from exercising any dissenters, appraisal or similar rights.

We have incurred losses since our inception, and we expect we will continue to incur losses for the foreseeable future. We require cash to meet our operating expenses and for capital expenditures. To date, we have funded our cash requirements with proceeds from our convertible note and capital stock issuances. We anticipate that we will continue to incur substantial net losses as we grow the Groundfloor Platform. We do not have any committed external source of funds, except as described above. To the extent our capital resources are insufficient to meet our future capital requirements, we will need to finance our cash needs through public or private equity offerings or debt financings. Additional equity or debt financing may not be available on acceptable terms, if at all. As of the date of this filing, the Company is working to raise up to $5 million in financing in the 2018 Common Stock Offering, but can give no assurances that we will be able to raise the maximum amount of our common stock being offered.

Plan of Operation

Prior to September 2015, our operations were limited to issuing Georgia Notes solely in Georgia to Georgia residents pursuant to an intrastate crowdfunding exemption from registration under the Securities Act and qualification under Georgia law. On September 7, 2015, the SEC qualified our first offering statement on Form 1-A covering seven separate series of LROs corresponding to the same number of Projects in eight states and the District of Columbia. Subsequently, we have not issued, and do not intend to issue in the future, any additional Georgia Notes. Since that time, we have qualified two additional offering statements on Form 1-A in addition to an offering statement on Form 1-A qualified for GRE 1, our wholly-owned subsidiary, in each case under Tier 1 of Regulation A. GRE 1 does not presently intend to qualify any additional series of LROs under its offering statement. In January 2018, the offering statement of which this Offering Circular forms a part was qualified by the SEC under Tier 2 of Regulation A, raising the annual aggregate amount of LROs which the Company may offer and sell to $50 million, less any other securities sold by the Company under Regulation A (including pursuant to the 2018 Common Stock Offering). We have filed, and intend to continue to file, post-qualification amendments to this Offering Circular on a regular basis to include additional series of LROs. We expect to expand the number of states in which we offer and sell LROs during the next 12 months. With this increased geographic footprint, we expect that the number of borrowers and corresponding investors, and the volume of loans originated through the Groundfloor Platform, will increase and generate increased revenue from borrower origination and servicing fees.

As the volume of our loans and corresponding offerings increase, we plan to continue the current strategy of raising equity and, in limited circumstances, debt financing to finance our operations until we reach profitability and become cash-flow positive, which we do not expect to occur before the end of 2018. Future equity or debt offerings by us will be necessary to fund the significant investments in website development, security, investor sourcing, loan processing and marketing necessary to reach profitability. We expect to hire more staff to support our expected growth in operations and to invest heavily in marketing throughout the next year.

Off-Balance Sheet Arrangements

We do not engage in any off-balance sheet financing activities. We do not have any interest in entities referred to as variable interest entities, which include special purpose entities and other structured finance entities.

20

FINANCIAL STATEMENTS

The following unaudited condensed consolidated financial statement for the six months ended June 30, 2017 and 2017 and notes there to update the consolidated financial statements of the Company and its subsidiaries starting on page F-1 of the Offering Circular:

21

GROUNDFLOOR FINANCE INC.

AND SUBSIDIARIES

Unaudited Condensed Consolidated Financial Statements

June 30, 2018 and 2017

F - 1

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

F - 2

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

	Unaudited June 30, 2018	Audited December 31, 2017
Assets
Current assets:
Cash	$2,095,542	$1,354,170
Loans to developers, net	21,916,895	18,899,485
Interest receivable on loans to developers	1,237,124	1,354,533
Other current assets	1,057,721	344,768
Total current assets	26,307,282	21,952,956
Property, equipment, software, website and intangible assets, net	632,310	481,047
Total assets	$26,939,592	$22,434,003
Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable and accrued expenses	$1,604,002	$1,850,157
Accrued interest on limited recourse obligations	1,005,058	1,133,008
Limited recourse obligations, net	18,559,383	15,925,524
Revolving credit facility	4,175,373	3,000,179
Convertible notes	2,050,000	2,050,000
Short-term notes payable	750,000	-
Total current liabilities	28,143,816	23,958,868
Long-term notes payable	917,973	1,699,259
Total liabilities	29,061,789	25,658,127
Stockholders’ deficit:
Common stock, no par, 5,000,000 shares authorized, 1,532,004 issued and outstanding	22,449	22,449
Series A convertible preferred stock, no par, 747,385 shares designated, 747,373 shares issued and outstanding (liquidation preference of $2,721,091)	4,962,435	4,962,435
Series seed convertible preferred stock, no par, 568,796 shares designated, issued and outstanding (liquidation preference of $2,960,583)	2,609,091	2,609,091
Additional paid-in capital	4,659,603	712,314
Accumulated deficit	(14,375,215)	(11,529,853)
Stock subscription receivable	(560)	(560)
Total stockholders’ deficit	(2,122,197)	(3,224,124)
Total liabilities and stockholders’ deficit	$26,939,592	$22,434,003

See accompanying notes to condensed consolidated financial statements

F - 3

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

	Unaudited Six Months Ended June 30,
	2018	2017
Non-interest revenue:
Origination fees	$415,741	$366,798
Loan servicing revenue	416,892	175,972
Total non-interest revenue	832,633	542,770
Net interest income:
Interest income	1,229,386	1,114,627
Interest expense	(1,008,149)	(852,461)
Net interest income	221,237	262,166
Net revenue	1,053,870	804,936
Cost of revenue	(158,378)	(117,587)
Gross profit	895,492	687,349
Operating expenses:
General and administrative	971,678	463,718
Sales and customer support	1,012,967	666,163
Development	259,812	291,742
Regulatory	168,154	257,738
Marketing and promotions	916,830	669,464
Total operating expenses	3,329,441	2,348,825
Loss from operations	(2,433,949)	(1,661,476)
Interest expense	411,413	314,997
Net loss	$(2,845,362)	$(1,976,473)

See accompanying notes to condensed consolidated financial statements

F - 4

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Stockholders’ (Deficit) Equity

	Series A		Series Seed
	Convertible		Convertible				Additional		Stock	Total
	Preferred Stock		Preferred Stock		Common Stock		Paid-in	Accumulated	Subscription	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Receivable	Deficit
Stockholders’ equity as of December 31, 2016 (audited)	747,373	$4,962,435	568,796	$2,609,091	1,131,070	$22,449	$527,073	$(7,444,368)	$(560)	$676,120
Exercise of stock options	-	-	-	-	5,336	-	5,178	-	-	5,178
Share-based compensation expense	-	-	-	-	-	-	180,063	-	-	180,063
Net loss	-	-	-	-	-	-	-	(4,085,485)	-	(4,085,485)
Stockholders’ equity as of December 31, 2017 (audited)	747,373	$4,962,435	568,796	$2,609,091	1,136,406	$22,449	$712,314	$(11,529,853)	$(560)	$(3,224,124)
Common stock offering	-	-	-	-	394,349	-	3,752,920	-	-	3,752,920
Exercise of stock options					1,249		2,998			2,998
Share-based compensation expense and warrants	-	-	-	-			191,371		-	191,371
Net loss	-	-	-	-	-	-	-	(2,845,362)	-	(2,845,362)
Stockholders’ deficit as of June 30, 2018 (unaudited)	747,373	$4,962,435	568,796	$2,609,091	1,532,004	$22,449	$4,659,603	$(14,375,215)	$(560)	$(2,122,197)

See accompanying notes to condensed consolidated financial statements

F - 5

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

	Unaudited Six Months Ended June 30,
	2018	2017
Cash flows from operating activities
Net loss	$(2,845,362)	$(1,976,473)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	155,518	102,471
Share-based compensation and warrants	152,400	17,590
Noncash interest expense	8,518	34,583
Gain (loss) on sale of real estate owned	20,585	-
Changes in operating assets and liabilities:
Other current assets	(58,939)	(11,436)
Interest receivable on loans to developers	(1,047,570)	(686,849)
Accounts payable and accrued expenses	(246,155)	352,326
Accrued interest on limited recourse obligations	1,029,773	273,134
Net cash used in operating activities	(2,831,232)	(1,894,654)
Cash flows from investing activities
Loan payments to developers	(15,704,100)	(11,141,711)
Repayments of loans from developers	11,535,848	5,234,744
Proceeds from the sale of properties held for sale	1,057,621	-
Purchase of computer equipment and furniture and fixtures	(78,159)	(11,577)
Payments of software and website costs	(228,622)	(152,039)
Net cash used in investing activities	(3,417,412)	(6,070,583)
Cash flows from financing activities
Proceeds from limited recourse obligations	15,313,410	11,115,772
Repayments of limited recourse obligations	(13,253,673)	(5,594,963)
Payment of deferred financing costs	-	(55,000)
Borrowings from the revolving credit facility	11,858,765	10,912,157
Repayments on the revolving credit facility	(10,684,404)	(10,280,550)
Exercise of stock options	2,998	2,498
Proceeds from issuance of shareholder loan	-	2,000,000
Repayments of shareholder loan	-	(250,000)
Proceeds from issuance of convertible notes payable	-	825,000
Proceeds from the common stock offering	3,752,920	-
Net cash provided by financing activities	6,990,016	8,674,914
Net increase (decrease) in cash	741,372	709,677
Cash as of beginning of the period	1,354,170	211,917
Cash as of end of the period	$2,095,542	$921,594
Supplemental cash flow disclosures:
Cash paid for interest	$220,000	$303,000
Supplemental disclosure of noncash investing and financing activities:
Loans to developers transferred to other real estate owned	$817,000	$-
Write-down (recovery) of loans to developers, net and limited recourse obligations, net	355,000	-
Write-down (recovery) of interest receivable on loans to developers and accrued interest on limited recourse obligations	113,000	-
Issued warrants in connection with the long-term note payable	34,500	-

See accompanying notes to condensed consolidated financial statements

F - 6

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

NOTE 1:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

The terms "we," "our," or the "Company" refer to Groundfloor Finance Inc. and its subsidiaries. The Company was originally organized as a North Carolina limited liability company under the name of Fomentum Labs LLC on January 28, 2013. Fomentum Labs LLC changed their name to Groundfloor LLC on April 26, 2013, and converted into a North Carolina corporation on July 26, 2013. In connection with this conversion, all equity interests in Groundfloor LLC were converted into shares of GROUNDFLOOR Inc.’s common stock. In August 2014, GROUNDFLOOR Inc. converted into a Georgia corporation and changed their name to Groundfloor Finance Inc. The accounting effects of these conversions are reflected retrospectively in the Condensed Consolidated Financial Statements. Groundfloor Holdings GA, LLC is the holder of the Revolver, as defined in Note 7. Groundfloor Properties GA LLC was created for the purpose of financing real estate in Georgia. Groundfloor Real Estate 1 LLC was created for the purpose of financing real estate in nine states. Groundfloor Real Estate, LLC is currently inactive and management does not have plans to use this entity in the near future.

The Company has developed an online investment platform designed to crowdsource financing for real estate development projects (the “Projects”). With this online investment platform (the “Platform”), public investors (the “Investors”) are able to choose between multiple Projects, and real estate developers (the “Developers”) of the Projects are able to obtain financing. Groundfloor’s financing model replaces traditional sources of financing for Projects with the aggregation of capital from Investors using the internet.

Groundfloor formed Groundfloor Properties GA LLC (“Groundfloor GA”) in August 2013 for the purpose of issuing nonrecourse promissory notes (“Georgia Notes”) corresponding to commercial real estate loans entered into by Groundfloor GA to residents of Georgia. Groundfloor GA began offering these investment opportunities to residents of Georgia through the Platform in November 2013.

Following the qualification of the Company’s first offering statement on Form 1-A on August 31, 2015, the Company began a multistate offering of limited recourse obligations (“LROs”) to Investors corresponding to commercial loans for real estate development projects financed by the Company. The Company does not intend to issue any additional Georgia Notes.

The Company believes this method of real estate financing has many advantages including reduced Project origination costs, lower interest rates for Developers, and attractive returns for Investors.

Basis of Presentation and Liquidity

Our Condensed Consolidated Financial Statements include Groundfloor Finance Inc. and its wholly owned subsidiaries, Groundfloor Properties GA LLC; Groundfloor Real Estate, LLC; Groundfloor Holdings GA, LLC; and Groundfloor Real Estate 1, LLC (collectively the “Company” or “Groundfloor”). Intercompany transactions and balances have been eliminated upon consolidation.

The Company’s Condensed Consolidated Financial Statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business.

Operations since inception have consisted primarily of organizing the Company, developing the technology, and securing financing. The accompanying Condensed Consolidated Financial Statements have been prepared on a basis which assumes that the Company will continue as a going concern. The Company has incurred losses and cash outflows from operations since its inception. The ultimate success of the Company is dependent on management’s ability to develop and market its products and services at levels sufficient to generate operating revenues in excess of expenses.

F - 7

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

NOTE 1:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Management evaluated the condition of the Company and has determined that until such sales levels can be achieved, management will need to secure additional capital to continue growing working capital and fund product development and operations.

Management intends to raise additional debt or equity financing to grow working capital and fund operations. Management believes the Company will obtain additional funding from current and new Investors in order to sustain operations. However, there are no assurances that the Company can be successful in obtaining the additional capital or that such financing will be on terms favorable or acceptable to the Company.

As of July 31, 2018, the Company closed on approximately $4,200,000 in equity financing, see Note 13, “Subsequent Events.”

There is substantial doubt that the Company will continue as a going concern for at least 12 months following the date these Condensed Consolidated Financial Statements are issued, without additional financing based on the Company’s limited operating history and recurring operating losses.

The Condensed Consolidated Financial Statements do not include any adjustments that might result from the outcome of the uncertainties described in the Condensed Consolidated Financial Statements. In addition, the Condensed Consolidated Financial Statements do not include any adjustments relating to the recoverability and classification of assets nor the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

Use of Estimates

The preparation of Condensed Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Condensed Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Other Real Estate Owned

Foreclosed assets acquired through or in lieu of loan foreclosure are held for sale and are initially recorded at fair value less estimated cost to sell. Any write-down to fair value at the time of transfer to foreclosed assets is charged to the allowance for loan losses. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Costs of improvements are capitalized up to the fair value of the property, whereas costs relating to holding foreclosed assets and subsequent adjustments to the value are charged to operations.

Share-Based Compensation

The Company accounts for share-based compensation using the fair value method of accounting which requires all such compensation to employees and nonemployees, including the grant of employee stock options or warrants, to be recognized in the Condensed Consolidated Statements of Operations based on its fair value at the measurement date. The expense associated with share-based compensation is recognized on a straight-line basis over the service period of each award.

F - 8

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

NOTE 1:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Income Taxes

Deferred tax assets and liabilities are determined based on the temporary differences between the Condensed Consolidated Financial Statements carrying amounts and the tax basis of assets and liabilities using the enacted tax rates in effect in the years in which the differences are expected to reverse. In estimating future tax consequences, all expected future events are considered other than enactment of changes in the tax law or rates.

The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the Condensed Consolidated Financial Statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

The determination of recording or releasing income tax valuation allowance is made, in part, pursuant to an assessment performed by management regarding the likelihood that the Company will generate future taxable income against which benefits of its deferred tax assets may or may not be realized. This assessment requires management to exercise significant judgment and make estimates with respect to its ability to generate taxable income in future periods.

Recent Accounting Pronouncements

The Company has evaluated the recent pronouncements issued since filing its annual audited consolidated financial statements for the year-ended December 31, 2017 and believes that none of them will have a material effect on the Company’s Condensed Consolidated Financial Statements.

F - 9

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

NOTE 2:	LOANS TO DEVELOPERS, NET

The Company provides financing to borrowers for real estate-related loans. Real estate loans include loans for unoccupied single family or multifamily renovations costing between $20,000 and $2,000,000 over six months to a year.

The following table presents the carrying amount of “Loans to developers, net” by letter grade and performance state as of June 30, 2018 and December 31, 2017, respectively:

	Current	Workout	Fundamental Default	Total
Loan grades:
A	$2,008,465	$250,000	$-	$2,258,465
B	2,111,402	848,042	-	2,959,444
C	10,856,480	1,602,927	-	12,459,407
D	4,304,528	21,335	346,769	4,672,632
E	156,947	-	-	156,947
F	-	-	-	-
G	-	-	-	-
Carrying amount as of June 30, 2018	$19,437,822	$2,722,304	$346,769	$22,506,895

	Current	Workout	Fundamental Default	Total
Loan grades:
A	$1,833,134	$24,240	$-	$1,857,374
B	3,835,133	514,180	54,986	4,404,299
C	8,072,685	1,519,531	230,188	9,822,404
D	2,192,073	906,191	357,144	3,455,408
E	-	-	-	-
F	-	-	-	-
G	-	-	-	-
Carrying amount as of December 31, 2017	$15,933,025	$2,964,142	$642,318	$19,539,485

Nonaccrual and Past Due Loans

A Loan is placed on nonaccrual status when, in management’s judgment, the collection of the interest income appears doubtful. “Interest receivable on loans to developers” that has been accrued and is subsequently determined to have doubtful collectability is charged to “Interest income” and the corresponding “Accrued interest on limited recourse obligations” that has been accrued and is subsequently determined to have doubtful collectability is charged to “Interest expense”. Interest income on Loans that are classified as nonaccrual is subsequently applied to principal until the Loans are returned to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured. Past due Loans are loans whose principal or interest is past due 30 days or more. As of June 30, 2018, the Company placed Loans of $1,647,000 recorded to “Loans to developers, net” on nonaccrual status.

F - 10

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

NOTE 2:	LOANS TO DEVELOPERS, NET (continued)

The following table presents an analysis of past due Loans as of June 30, 2018 and December 30, 2017:

	Carrying Amount	Allowance for Loan Losses	Total
Aging schedule:
Current	$19,806,790	50,000	19,756,790
Less than 90 days past due	1,293,745	50,000	1,243,745
More than 90 days past due	1,406,360	490,000	916,360
Total as of June 30, 2018	$22,506,895	590,000	21,916,895

	Carrying Amount	Allowance for Loan Losses	Total
Aging schedule:
Current	$15,753,075	57,000	15,696,075
Less than 90 days past due	2,292,122	59,000	2,233,122
More than 90 days past due	1,494,288	524,000	970,288
Total as of December 30, 2017	$19,539,485	640,000	18,899,485

Impaired Loans

The following is a summary of information pertaining to impaired loans as of June 30, 2018:

Balance
Nonaccrual loans	$1,300,000
Fundamental default not included above	347,000
Total impaired loans	1,647,000

Interest income recognized on impaired loans	$200,000

The following table presents an analysis of information pertaining to impaired loans as of June 30, 2018:

Balance
Principal loan balance	$1,795,770

Recorded investment with no allowance	447,000
Recorded investment with allowance	1,200,000
Total recorded investment	$1,647,000

Related allowance	590,000
Average recorded investment	$130,000

F - 11

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

NOTE 2:	LOANS TO DEVELOPERS, NET (continued)

The following is a summary of information pertaining to impaired loans as of December 31, 2017:

Balance
Nonaccrual loans	$1,500,000
Fundamental default not included above	640,000
Total impaired loans	2,140,000

Interest income recognized on impaired loans	$262,438

The following table presents an analysis of information pertaining to impaired loans as of December 31, 2017:

Balance
Principal loan balance	$2,423,540

Recorded investment with no allowance	640,000
Recorded investment with allowance	1,500,000
Total recorded investment	$2,140,000

Related allowance	640,000
Average recorded investment	$153,000

Credit Quality Monitoring

The Company uses three performance states to better monitor the credit quality of outstanding loans. Outstanding loans are characterized as follows:

Current - This status indicates that no events of default have occurred, all payment obligations have been met or none are yet triggered.

Workout - This status indicates there has been one or more payment defaults on the Loan and the Company has negotiated a modification of the original terms that does not amount to a fundamental default.

Fundamental Default - This status indicates a Loan has defaulted and there is a chance the Company will not be able to collect 100% of the principal amount of the Loan by the extended payment date of the corresponding Georgia Notes or LROs. The Company has commenced a formal foreclosure process to secure the real estate property.

F - 12

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

NOTE 2:	LOANS TO DEVELOPERS, NET (concluded)

The following table presents “Loans to developers, net” by performance state as of June 30, 2018 and December 31, 2017:

	Carrying Amount	Allowance for Loan Losses	Loans to Developers, Net
Performance states:
Current	19,437,822	-	19,437,822
Workout	2,722,304	300,000	2,422,304
Fundamental default	346,769	290,000	56,769
Total as of June 30, 2018	22,506,895	590,000	21,916,895

	Carrying Amount	Allowance for Loan Losses	Loans to Developers, Net
Performance states:
Current	$15,933,025	-	15,933,025
Workout	2,964,142	330,000	2,634,142
Fundamental default	642,318	310,000	332,318
Total as of December 31, 2017	$19,539,485	640,000	18,899,485

Allowance for Loan Losses

The following table details activity in the allowance for loan losses for the six months ended June 30, 2018 and the year ended December 31, 2017:

Balance
Balance, December 31, 2017	$640,000
Allowance for loan loss	370,000
Loans charged off	(420,000)
Outstanding as of June 30, 2018	$590,000
Period-end amount allocated to:
Loans individually evaluated for impairment	$290,000
Loans collectively evaluated for impairment	300,000
Balance, June 30, 2018	$590,000
Loans:
Individually evaluated for impairment	$347,000
Collectively evaluated for impairment	1,300,000
Balance, June 30, 2018	$1,647,000

Balance
Balance, December 31, 2016	$700,000
Allowance for loan loss	140,000
Loans charged off	(200,000)
Outstanding as of December 31, 2017	640,000
Period-end amount allocated to:
Loans individually evaluated for impairment	$310,000
Loans collectively evaluated for impairment	330,000
Balance, December 31, 2017	$640,000
Loans:
Individually evaluated for impairment	$640,000
Collectively evaluated for impairment	1,500,000
Balance, December 31, 2017	$2,140,000

F - 13

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

NOTE 3:	OTHER CURRENT ASSETS

“Other current assets” at June 30, 2018 and December 31, 2017 consists of the following:

	June 30, 2018	December 31, 2017
Other real estate owned (1)	$909,424	$234,825
Unbilled servicing revenue	50,238	72,026
Prepaid expenses	85,206	-
Other	12,853	37,917
Other current assets	$1,057,721	$344,768

(1)	During the six months ended June 30, 2018 the Company transferred in $817,000 from “Loans to developers, net” to “Other current assets”. The Company sold “Other current assets” of $142,000 during the six months ended June 30, 2018. Other real estate owned met the held for sale criteria and have been recorded at the lower of carrying amount or fair value less cost to sell. There was no impact to the Company’s Condensed Consolidated Statements of Operation from this transfer. The Company recorded a decrease of $355,000 to “Loans to developers, net” and an offsetting decrease to “Limited recourse obligations, net”.

NOTE 4:	PROPERTY, EQUIPMENT, SOFTWARE, WEBSITE AND INTANGIBLE ASSETS, NET

“Property, equipment, software, website development costs, and intangible assets, net” at June 30, 2018 and December 31, 2017 consists of the following:

	June 30, 2018	December 31, 2017
Software and website development costs	$1,046,515	$817,893
Less: accumulated amortization	(535,292)	(396,466)
Software and website development costs, net	$511,223	$421,427

	June 30, 2018	December 31, 2017
Computer equipment	$67,807	$42,388
Leasehold improvements	12,529	12,530
Furniture and fixtures	62,630	11,090
Office equipment	3,494	2,294
Property and equipment	146,460	68,302
Less: accumulated depreciation and amortization	(50,873)	(35,182)
Property and equipment, net	$95,587	$33,120

	June 30, 2018	December 31, 2017
Domain names	$30,000	$30,000
Less: accumulated amortization	(4,500)	(3,500)
Intangible assets, net	$25,500	$26,500

Depreciation and amortization expense on “Property, equipment, intangible assets, software, and website development costs, net” for the six months ended June 30, 2018 and 2017 was $155,517 and $231,111, respectively.

F - 14

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

NOTE 5:	ACCOUNTS PAYABLE AND ACCRUED EXPENSES

“Accounts payable and accrued expenses” at June 30, 2018 and December 31, 2017 consists of the following:

	June 30, 2018	December 31, 2017
Trade accounts payable	$892,873	$834,785
Deferred revenue	478,362	333,067
Accrued interest expense	232,767	149,735
Accrued contractor compensation	-	184,569
Accrued employee compensation	-	202,242
Other	-	145,759
Accounts payable and accrued expenses	$1,604,002	$1,850,157

NOTE 6:	REVOLVING CREDIT FACILITY

On November 1, 2016, the Company’s wholly owned subsidiary, Groundfloor Holdings GA, LLC, as borrower, entered into a revolving credit facility (the “Revolver”) with Revolver Capital, LLC. The credit agreement provided for revolving loans up to a maximum aggregate principal amount of $1,500,000. The Revolver will be used for bridge funding of underlying loans pending approval from the United States Securities and Exchange Commission (“SEC”).

On November 11, 2016, the Company entered into a First Amendment to the Credit Agreement (the “First Amendment”) which amended the existing Revolver dated November 1, 2016, among Groundfloor Holdings GA, LLC, as borrower, and Revolver Capital, LLC, as lender. The First Amendment amended the Revolver to increase the Revolving Credit Commitments thereunder from $1,500,000 to $2,500,000. The other terms of the credit facility remain unchanged.

On December 21, 2016, the Company entered into a Second Amendment to the Credit Agreement (the “Second Amendment”) which amended the existing Revolver dated November 1, 2016, among Groundfloor Holdings GA, LLC, as borrower, and Revolver Capital, LLC, as lender. The Second Amendment amended the Revolver to increase the Revolving Credit Commitments thereunder from $2,500,000 to $3,500,000. The other terms of the credit facility remain unchanged.

On April 7, 2017, the Company entered into a Third Amendment to the Credit Agreement (the “Third Amendment”) which amended the existing credit agreement dated November 1, 2016, among Groundfloor Holdings GA, LLC, as borrower, and Revolver Capital, LLC, as lender. The Third Amendment amended the credit agreement to increase the Revolving Credit Commitments thereunder from $3,500,000 to $4,500,000. In connection with the Third Amendment the Company paid a $10,000 commitment fee, which is capitalized and amortized over a twelve-month period. The other terms of the credit facility remain unchanged.

In October 2017, the Revolver maturity date was extended to October 31, 2018. The Company has the option to request and the lender may, in its sole discretion, elect to extend the maturity date.

On April 4, 2018, the Credit Agreement dated as of November 2, 2016, as amended by the First Amendment as of November 14, 2016, the Second Amendment dated as of February 22, 2017 and the Third Amendment dated as of April 7, 2017, was assigned to ACM Alamosa DA LLC. The Company and the lender agreed to amend and restate the Original Credit Agreement in its entirety. The other terms of the credit facility remain unchanged.

As of June 30, 2018, the Company had $324,627 of available borrowings and $4,175,373 outstanding under the Revolver as presented within Revolving credit facility on the Condensed Consolidated Balance Sheets. As of June 30, 2018, the deferred financing costs have been fully amortized. As of December 31, 2017, the Company reflected $833 of deferred financing costs related to the Revolver as a reduction to the Revolving credit facility in the Condensed Consolidated Balance Sheets. Amortization of these costs was $833 and $25,400 for the six months ended June 30, 2018 and 2017, respectively. Accrued interest on the Revolver, presented within “Accounts payable and accrued expenses” in our Condensed Consolidated Balance Sheets, was $36,000 and $45,800 at June 30, 2018 and December 31, 2017, respectively. The ACM contains certain affirmative and negative covenants, including financial and other reporting requirements. The Company is in compliance with all such covenants at June 30, 2018.

F - 15

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

NOTE 7:	CONVERTIBLE NOTES

From March 2017 to May 2017, the Company issued subordinated convertible notes (the “Subordinated Convertible Notes”) to Investors for total proceeds of $825,000. The Subordinated Convertible Notes bear interest at the rate of 8% per annum. The outstanding principal and all accrued but unpaid interest is due and payable on the earlier of September 24, 2018, or the consummation of a sale of the Company by consolidation, merger, change of majority ownership, or sale or other disposition of all or substantially all of the assets of the Company (the “Maturity Date”). In the event of a closing of a preferred stock financing with gross proceeds of at least $8,000,000 (“Qualified Preferred Financing”) prior to the Maturity Date, the outstanding principal and all accrued but unpaid interest may be converted into shares of preferred stock issued in the financing at a price per share equal to 75% of the price per share of the Qualified Preferred Financing. In the event of a closing of a common stock financing with gross proceeds of at least $3,000,000 (“Qualified Common Financing”) prior to the Maturity Date, the outstanding principal and all accrued but unpaid interest may be converted into shares of common stock issued in the financing at a price per share equal to 90% of the price per share of the Qualified Common Financing. The indebtedness represented by the Subordinated Convertible Notes is subordinated in all respects to the principal of (and premium, if any), unpaid interest on and amounts reimbursable, fees, expenses, costs of enforcement, and other amounts due in connection with the Revolver and the Note.

On October 27, 2017, the amended and restated subordinated convertible note agreement and the note amendment agreement amended the subordinated convertible note purchase agreement dated March 24, 2017, and Subordinated Convertible Notes issued thereunder (as amended, the “Restated Subordinated Convertible Notes”), respectively. Pursuant to the Restated Subordinated Convertible Notes, the outstanding principal and all accrued but unpaid interest is due and payable on the earlier of September 30, 2019, or the consummation of a sale of the Company by consolidation, merger, change of majority ownership, or sale or other disposition of all or substantially all of the assets of the Company (the “New Maturity Date”). The interest rate of 8% per annum remained unchanged.

From October 2017 to December 2017, the Company issued Restated Subordinated Convertible Notes to Investors for total proceeds of $1,225,000. The outstanding principal and all accrued but unpaid interest is due and payable on the New Maturity Date. In the event of a closing of a Qualified Financing prior to the New Maturity Date, the outstanding principal and all accrued but unpaid interest would become automatically converted into shares of stock issued in the financing at a price per share equal to 75% of the price per share of the financing. The indebtedness represented by the Restated Subordinated Notes is subordinated in all respects to the principal of (and premium, if any), unpaid interest on and amounts reimbursable, fees, expenses, costs of enforcement, and other amounts due in connection with the Revolver and the Note.

Accrued interest on the Restated Subordinated Convertible Notes, presented within “Accounts payable and accrued expenses” in our Condensed Consolidated Balance Sheets, was $135,000 at June 30, 2018 and $52,592 at December 31, 2017.

NOTE 8:	LONG-TERM NOTES PAYABLE

On January 11, 2017, the Company entered into a promissory note and security agreement (the “Note”) for a principal sum of $1,000,000. We paid an origination fee of $10,000 concurrently with the funding of the principal of the Note. We subsequently entered into an amendment to the Note extending the payment schedule for a $5,000 amendment fee, a second amendment increasing the principal amount outstanding to $2,000,000 for a $30,000 amendment fee and a third amendment further extending the repayment schedule among other terms described below for a $10,000 amendment fee. The amendment fees were deferred and amortized over the life of the Note.

The Note incurs interest at a rate of 8.0% per annum from January 11, 2017 until September 30, 2017, and 14.0% per annum from October 1, 2017, until payment in full of the Note, in each case calculated on the basis of a 360-day year for the actual number of days elapsed. The Note must be repaid as follows: (i) $250,000, plus accrued but unpaid interest thereon, was due and payable on June 30, 2017; (ii) $250,000, plus any accrued but unpaid interest thereon, is due and payable on March 31, 2019; (iii) $500,000, plus any accrued but unpaid interest thereon, is due and payable on June 30, 2019; (iv) $500,000, plus any accrued but unpaid interest thereon, is due and payable on September 30, 2019; and (v) any remaining outstanding principal amount, plus any remaining accrued but unpaid interest, is due and payable on December 31, 2019.

The Note includes certain financial covenants related to the Company’s quarterly financial results and operating capital. The Note is subject to customary event of default provisions. Upon the occurrence of any event of default, the interest rate under the Note shall increase by 7%. As collateral security for the Note, the Company granted first priority security interest in all of its assets, subject to certain exceptions. Among other things, the security interest specifically excludes (i) any assets serving as collateral for the Company’s Revolver; (ii) any Loans for which a series of LROs has been issued, regardless of whether such Loans and corresponding series of LROs have been originated and issued by the Company or one of its subsidiaries; and (iii) the equity interest in any subsidiary formed by the Company for the sole purpose of issuing Loans and corresponding series of LROs.

F - 16

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

NOTE 8:	LONG-TERM NOTES PAYABLE (concluded)

In connection with the third amendment to the Note, the Company agreed to issue a warrant for the purchase of shares of the Company’s common stock on the first day of each quarter commencing on October 1, 2017, until the Note is repaid in full for the purchase of the following number of shares: (i) for each quarter until and including the first quarter of 2019, 4,000 shares of common stock; (ii) for the second quarter of 2019, 3,500 shares of common stock; (iii) for the third quarter of 2019, 2,300 shares of common stock; and (iv) for the fourth quarter of 2019, 1,100 shares of common stock. The exercise price of the warrants issued on the Note in connection with the third amendment to the Note is $2.40.

As of June 30, 2018, the principal sum of $1,750,000 remains outstanding of which $1,000,000 is presented in “Long-term notes payable” on the Company’s Condensed Consolidated Balance Sheets net of deferred financing fees of $25,527 and debt discount of $54,500, amortizable over the amended term of the Note and $750,000 is presented in “Short-term notes payable” on the Condensed Consolidated Balance Sheets. Amortization of these costs was $7,685 for the six months ended June 30, 2018.

Accrued interest on the Note, presented within “Accounts payable and accrued expenses” in our Condensed Consolidated Balance Sheets, was $61,931 at June 30, 2018.

The Note includes financial covenants that may trigger events of default or principal acceleration. The Company is in compliance with all such covenants at June 30, 2018.

NOTE 9:	STOCKHOLDERS’ (DEFICIT) EQUITY

Capital Structure

Authorized Shares  – As of June 30, 2018, the Company is authorized to issue 5,000,000 shares of no par value common stock and 1,532,004 shares of no par value preferred stock. The preferred stock has been designated as Series A Preferred Stock (the “Series A”), consisting of 747,385 shares, and Series Seed Preferred Stock (the “Series Seed”), consisting of 568,796 shares (collectively, “Preferred Stock”).

Common Stock Transactions

On February 9, 2018, the Company launched an offering of our common stock under Tier 2 of Regulation A pursuant to an offering statement on Form 1-A qualified by the Security and Exchange Commission (the “2018 Common Stock Offering”). We are offering up to 500,000 shares of our common stock at $10 per share, with a minimum investment of $100, or 10 shares of common stock. The aggregate initial offering price of our common stock will not exceed $5,000,000 in any 12-month period, and there is no minimum offering amount. We may issue up to 30,000 additional bonus shares. As of June 30, 2018, we have issued 394,349 shares of common stock in the 2018 Common Stock Offering for $3,752,920 in proceeds.

Voting

Investors in the 2018 Common Stock Offering are required to agree to the terms of the Common Stock Voting Agreement. Among other things, the Common Stock Voting Agreement provides that each investor will vote for Brian Dally and Nick Bhargava as directors of the Company for as long as they each hold at least 5% of the voting stock of the Company. If a shareholder party to the Common Stock Voting Agreement fails to vote his, her, or its shares of common stock in accordance with the terms of the Common Stock Voting Agreement, he, she, or it will appoint the Chief Executive Officer, President or Secretary of the Company as his, her, or its proxy to vote such shares of common stock accordingly. If the Company’s Board of Directors, employees and officers who hold common stock, Series A shareholders, and all other classes of shares (the “Requisite Shareholders”) provided for in the Certificate approve any act or transaction described in Section 3.3 of the Certificate, each shareholder party to the Common Stock Voting Agreement agrees to take all necessary and desirable actions to facilitate such act or transaction. If the Requisite Shareholders approve a merger or consolidation of the Company, a sale of all or substantially all of the Company’s assets or debt or equity financing of the Company, each shareholder party to the Common Stock Voting Agreement agrees to vote all shares of Common stock he, she, or it holds in favor of such transaction, and agrees to waive and refrain from exercising any dissenters, appraisal or similar rights.

F - 17

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

NOTE 9:	STOCKHOLDERS’ (DEFICIT) EQUITY (concluded )

Preferred Stock Transactions

Series A

During 2015, the Company issued 709,812 shares of Series A to Investors for total proceeds of $4,748,705. In conjunction with the equity issuance, the Company converted all outstanding promissory notes payable and accrued interest totaling $251,295 into 37,561 shares of Series A.

Series Seed

During 2015 and 2014, the Company issued 201,146 and 91,259 shares, respectfully, to investors for total proceeds of $1,047,000 and $475,000. In conjunction with the equity issuance in 2014, the Company converted all outstanding convertible notes payable and accrued interest totaling $1,098,388 into 276,391 shares of Series Seed.

Voting - The holders of Preferred Stock are entitled to one vote for each share of common stock into which the preferred shares are convertible.

Liquidation - Upon any liquidation, dissolution, or winding up of the Company, the holders of Series A shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders before any payment shall be made to the holders of common stock or Series Seed, an amount per share equal to the greater of: i) the Series A original issue price of $6.69 per share, plus any dividends declared but unpaid, and ii) such amount per share as would have been payable had all shares of Series A been converted into common stock immediately prior to such liquidation, dissolution, or winding up. If the available assets are insufficient to pay the holders of shares of Series A the full amount to which they shall be entitled, then all of the available assets shall be distributed to the holders of the Series A pro rata in accordance with their ownership thereof.

After payment in full of the Series A preference amount, the Series Seed stockholders are entitled to a liquidation preference equal to the greater of: i) the Series Seed original issue price of $5.205 per share, plus any dividends declared but unpaid, or ii) such amount per share as would have been payable had all shares of Series Seed been converted into common stock immediately prior to such liquidation, dissolution, or winding up. If the available assets are insufficient to pay the holders of shares of Series Seed the full amount to which they shall be entitled, then all of the available assets shall be distributed to the holders of the Series Seed pro rata in accordance with their ownership thereof. Any assets remaining after such preferential distribution shall be distributed to holders of the common stock.

Conversion - Shares of Preferred Stock are convertible into shares of common stock at the option of the holder at any time. The number of common stock shares for Preferred Stock can be determined by dividing the original issue price by the then-effective conversion price.

Mandatory Conversion - All outstanding shares of Preferred Stock shall automatically be converted into shares of common stock upon the closing of the sales of shares of common stock to the public, with gross proceeds to the Company of at least $30,000,000. All outstanding shares of Series A shall automatically be converted into shares of common stock by the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority of the then outstanding shares of Series A, voting as a single class. All outstanding shares of Series Seed shall automatically be converted into shares of common stock by the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority of the then outstanding shares of Series Seed, voting as a single class.

Dividends - All dividends shall be declared pro rata on the common stock and Preferred Stock on a pari passu basis according to the numbers of common stock held by such holders on an as converted basis.

F - 18

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

NOTE 10:	STOCK OPTIONS & WARRANTS

Stock Options

In August 2013, the Company adopted the 2013 Stock Option Plan (the “Plan”). The Plan provides incentives to eligible employees, officers, and directors in the form of incentive stock options, non-qualified stock options and restricted stock awards. During the six months ended June 30, 2018 the Company increased the shares available for common stock issuance under the Plan by 150,000. As of June 30, 2018, the Company reserved a total of 400,000 shares of common stock for issuance under the Plan. Of these shares, 134,100 shares are available for future stock option grants as of June 30, 2018.

During the six months ended June 30, 2018, the Company issued 36,750 stock options and 1,249 stock options were exercised.

As of June 30, 2018, there was approximately $290,600 of total unrecognized compensation cost related to stock option arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 2.2 years.

The Company recorded $9,950 and $6,538 in non-employee and $127,000 and $10,429 in employee share-based compensation expense during 2018 and 2017, respectively.

Warrants

The Company issued 8,000 warrants during the six months ended June 30, 2018, for the purchase of common stock. The warrants are exercisable immediately at $2.40 with a contractual term of ten years. The warrants were issued in conjunction with the Note. The warrants were recorded for $54,500 as a debt discount to “Long-term notes payable” and corresponding increase in “Additional paid-in capital” and $15,500 was amortized to interest expense in the six months ended June 30, 2018.

None of the warrants have been exercised as of June 30, 2018.

F - 19

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

NOTE 11:	INCOME TAXES

The Company has incurred net operating losses since inception and is forecasting additional losses through December 31, 2018. Therefore, no United States federal, state, or foreign income taxes are expected for 2018 and none have been recorded as of June 30, 2018.

Due to the Company’s history of losses since inception, there is not enough evidence at this time to support the conclusion that it will generate future income of a sufficient amount and nature to utilize the benefits of the Company’s net deferred tax assets. Accordingly, the Company fully reduced its net deferred tax assets by a valuation allowance, since it has been determined that it is more likely than not that all of the deferred tax assets will not be realized.

On December 22, 2017, the United States enacted new tax reform legislation which reduced the corporate tax rate to 21% effective for the tax year beginning January 1, 2018.  Under Accounting Standards Codification 740, the effects of new tax legislation are recognized in the period which includes the enactment date.  As a result, the deferred tax assets and liabilities existing on the enactment date must be revalued to reflect the rate at which these deferred balances will reverse.  The corresponding adjustment would generally affect the income tax expense (benefit) shown on the Condensed Consolidated Statements of Operations.  However, since the Company has a full valuation allowance applied against its deferred tax asset, there is no impact to the income tax expense for the six months ended June 30, 2018.

NOTE 12:	RELATED PARTY TRANSACTIONS

ISB Development Corp.

The Company’s Note holder, ISB Development Corp, is owned and operated by a director of the Company. In January 2017, the Company’s board of directors approved the execution of the promissory note and security agreement (the “Note”) and subsequent amendments. See Note 8 for further discussion and disclosure associated with the Note.

Del Oro Rock LLC

In August 2017, the Company launched its new whole loan sale program. In connection with the new program, the Company sold a Loan at par to Del Oro Rock LLC for $350,000. Del Oro Rock LLC is owned and operated by a member of management and stockholder of the Company.

In October 2017, the Company issued 7,550 warrants to Del Oro Rock LLC. The warrants were issued as a part of the Company’s Cornerstone Investor Program. A cornerstone investor is expected to participate in LROs at an agreed upon amount.

NOTE 13:	SUBSEQUENT EVENTS

As of July 31, 2018, the Company has closed on approximately $4,200,000 on the 2018 Common Stock Offering.

Subsequent events were evaluated through July 31, 2018, the date the Condensed Consolidated Financial Statements were available to be issued.

F - 20

PART III — EXHIBITS

Exhibit Index

			Incorporated by Reference
Exhibit Number	Exhibit Description (hyperlink)	Filed Herewith	Form	File No.	Exhibit	Filing Date

2.1	Groundfloor Finance Inc. Second Amended and Restated Articles of Incorporation		1-A/A	024-10496	2.1	November 25, 2015

2.2	Groundfloor Finance Inc. Bylaws		1-A/A	024-10440	2.2	July 1, 2015

3.1	Amended and Restated Investors’ Rights Agreement		1-A/A	024-10496	3.1	November 25, 2015

3.2	Form of Investor Agreement		1-A/A	024-10753	3.2	November 30, 2017

3.3	Preferred Stock Voting Agreement		1-A/A	024-10753	3.3	November 30, 2017

3.4	Common Stock Voting Agreement		1-A/A	024-10758	3.3	February 7, 2018

3.5	Common Stock Subscription Agreement		1-A/A	024-10758	3.4	February 7, 2018

4.1	Standard Form of LRO Agreement (incorporated by reference from the Offering Circular)		1-A/A	024-10496	N/A	December 8, 2015

6.1	Executive Employment Agreement with Brian Dally dated November 19, 2014		1-A/A	024-10440	6.1	July 1, 2015

6.2	Executive Employment Agreement with Nikhil Bhargava dated November 19, 2014		1-A/A	024-10440	6.2	July 1, 2015

6.3	2013 Stock Option Plan		1-A/A	024-10440	6.6	July 1, 2015

6.4	Option Award Agreement for Michael Olander Jr.		1-A/A	024-10440	6.8	July 1, 2015

6.5	Option Award Agreement for Richard Tuley		1-A	024-10488	6.11	October 7, 2015

6.6	Option Award Agreement for Bruce Boehm		1-A	024-10488	6.12	October 7, 2015

6.7	Series Seed Preferred Stock Purchase Agreement		1-A/A	024-10440	3.1	July 1, 2015

6.8	Series A Preferred Stock Purchase Agreement		1-A/A	024-10496	6.18	November 25, 2015

6.9	Right of First Refusal and Co-Sale Agreement		1-A/A	024-10496	6.19	November 25, 2015

6.10	Promissory Note and Security Agreement, as amended		1-A POS	024-10496	6.10	October 18, 2017

6.11	Form of Loan Agreement		1-A/A	024-10440	6.14	July 1, 2015

6.12	Form of Promissory Note		1-A/A	024-10440	6.15	July 1, 2015

6.13	Loan Purchase Agreement with Harvest Residential Loan Acquisition, LLC		1-A/A	024-10758	6.11	January 22, 2018

6.14	Servicing Agreement with Harvest Residential Loan Acquisition, LLC		1-A/A	024-10758	6.12	January 22, 2018

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on August 10, 2018.

GROUNDFLOOR FINANCE INC.

By:	/s/ Nick Bhargava
Name:	Nick Bhargava
Title:	Executive Vice President, Secretary and Acting Chief Financial Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

*	President, Chief Executive Officer and Director	August 10, 2018
Brian Dally	(Principal Executive Officer)

/s/ Nick Bhargava	Executive Vice President, Secretary, Acting Chief	August 10, 2018
Nick Bhargava	Financial Officer and Director (Principal Financial and Accounting Officer)

*	Director	August 10, 2018
Sergei Kouzmine

*	Director	August 10, 2018
Bruce Boehm

*	Director	August 10, 2018
Michael Olander Jr.

*	Director	August 10, 2018
Richard Tuley Jr.

*By:	/s/ Nick Bhargava
Nick Bhargava
Attorney-in-fact